Exhibit 99.4

Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K on the basis that the registrant customarily and actually treats that information as private or confidential and the omitted information is not material. Information that has been omitted has been noted in this document with a placeholder identified by the mark “[***]”.

SECURITIES PURCHASE AGREEMENT

This SECURITIES PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of January 31, 2022 by and among Centogene N.V., a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands (the “Company”), and the Investors identified on Schedule 1 attached hereto (each an “Investor” and collectively the “Investors”).

Recitals

A.       The Company and each Investor is executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the Securities Act of 1933, as amended (the “1933 Act”), and/or Rule 506 of Regulation D (“Regulation D”) as promulgated by the United States Securities and Exchange Commission (the “SEC”) under the 1933 Act.

B.       The Investors wish to purchase from the Company, and the Company wishes to sell and issue to the Investors, upon the terms and subject to the conditions stated in this Agreement, common shares in the capital of the Company, nominal value €0.12 per share (“Common Shares” and those Common Shares purchased pursuant to this Agreement, the “Shares”).

C.       The parties hereto are parties to a Registration Rights Agreement, dated as of June 18, 2020 (as amended, the “Registration Rights Agreement”), pursuant to which the Company has agreed to provide certain registration rights in respect of Common Shares under the 1933 Act, and the rules and regulations promulgated thereunder, and applicable state securities laws.

D.       Prior to the execution of this Agreement, the Company has executed a Loan and Security Agreement among Oxford Finance LLC, the Company and certain other parties and dated as of January 31, 2022 (“LSA”), pursuant to which term loans of up to USD 45,000,000 are available to the Company subject to and in accordance with the terms and conditions of the LSA.

E.       The Company and each of the Investors has taken all necessary corporate action and obtained any and all necessary internal and third-party approvals, consents and permits for the transactions and agreements contemplated by this Agreement.

In consideration of the mutual promises made herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.       Definitions. For the purposes of this Agreement, the following terms shall have the meanings set forth below:

“Affiliate” means, with respect to any Person, any other Person which directly or indirectly through one or more intermediaries Controls, is controlled by, or is under common Control with, such Person.

“Business Day” means a day, other than a Saturday or Sunday, on which banks in Berlin, Germany, are open for the general transaction of business.

“Closing” has the meaning set forth in Section 3.1.

“Closing Date” has the meaning set forth in Section 3.1.

“Common Shares” has the meaning set forth in the Recitals.

“Company’s Knowledge” means the actual knowledge of the managing directors (bestuurders) of the Company who are not absent or incapacitated under the Company’s Articles of Association at the relevant moment.

“Control” (including the terms “controlling”, “controlled by” or “under common Control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“COVID-19” means SARS-CoV-2 or COVID-19 and any evolutions, variants or mutations thereof.

“COVID-19 Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure or sequester order, guideline, recommendation or other applicable laws issued by any governmental authority in response to COVID-19.

“Deed of Issue” has the meaning set forth in Section 2.

“Environmental Laws” has the meaning set forth in Section 4.15.

“FCPA” means the Foreign Corrupt Practices Act of 1977, as amended.

“IFRS” has the meaning set forth in Section 4.18.

“Intellectual Property” means all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, information and proprietary rights and processes.

“Investor Questionnaire” has the meaning set forth in Section 3.1.

“Material Adverse Effect” means any change, event, effect, state of facts or occurrence that, individually or in the aggregate with any other change, event, effect, state of facts, or occurrence, has had or would reasonably be expected to have a material adverse effect on (i) the assets, liabilities, results of operations, financial condition or business of the Company and its Subsidiaries taken as a whole, or (ii) the ability of the Company to perform its obligations under the Transaction Documents; provided, however, that in no event shall any of the following occurring after the date hereof, alone or in combination, be deemed to constitute, or be taken into account in determining whether a Material Adverse Effect has occurred: (i) any change in the

Company’s share price or trading volume, (ii) any effect caused by the announcement or pendency of the transactions contemplated by the Transaction Documents, or the identity of any Investor or any of its Affiliates as the purchaser in connection with the transactions contemplated by the Transaction Documents, (iii) general business or economic conditions in or affecting Germany, the United States, the Netherlands or any other country, or changes therein, or the global economy generally, (iv) any national or international political or social conditions in Germany, the United States, the Netherlands or any other country, including the engagement by Germany, the United States, the Netherlands or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (v) changes in conditions of the financial, banking, capital or securities markets generally in Germany, the United States, the Netherlands or any other country, or changes therein, including changes in interest rates in Germany, the United States, the Netherlands or any other country and changes in exchange rates for the currencies of any countries, (vi) changes in any applicable laws (including COVID-19 Measures) or changes in IFRS or any interpretation thereof, in each case, coming into effect after the date of this Agreement, (vii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, epidemic, pandemic (including COVID-19) or quarantine, act of God or other comparable event in Germany, the United States, the Netherlands or any other country, or any escalation of the foregoing. (viii) changes generally applicable to the industries or markets in which the Company and its Subsidiaries operate, or (ix) any action taken by, or at the request of, any Investor; provided further, that any change, event, effect, state of facts or occurrence resulting from a matter described in any of the foregoing clauses (i) through (viii) may be taken into account in determining whether a Material Adverse Effect has occurred or is reasonably expected to occur if such change, event, effect or occurrence has had or would reasonably be expected to have a disproportionate adverse effect on the business, results of operations or financial condition of Company and its Subsidiaries, taken as a whole, relative to other participants operating in the industries or markets in which the Company and its Subsidiaries operate, but only to the extent of the incremental disproportionate effect on the Company and its Subsidiaries, taken as a whole relative to other participants operating in the industries or markets in which the Company and its Subsidiaries operate.

“Material Contract” means any contract, instrument or other agreement to which the Company is a party or by which it is bound which is material to the business of the Company, including those that have been filed as an exhibit to the SEC Filings pursuant to Item 19, Instruction 4 of Form 20-F.

“Nasdaq” means The Nasdaq Global Market.

“Oxford Financing” means the LSA and the transactions contemplated thereby.

“Person” means an individual, corporation, partnership, limited liability company, trust, business trust, association, joint stock company, joint venture, sole proprietorship, unincorporated organization, governmental authority or any other form of entity not specifically listed herein.

“Registration Rights Agreement” has the meaning set forth in the Recitals.

“SEC” means the United States Securities and Exchange Commission.

“SEC Filings” has the meaning set forth in Section 4.

“Shares” has the meaning set forth in the Recitals.

“Subscription Amount” means, as to an Investor, the aggregate amount to be paid for the Shares purchased hereunder as specified opposite such Investor’s name on Schedule 1 attached hereto, under the column entitled “Subscription Amount”.

“Subsidiaries” has the meaning set forth in Section 4.1.

“Trading Day” means a day on which Nasdaq is open for trading.

“Transfer Agent” the Company’s transfer agent in respect of the Common Shares.

“Transaction Documents” means this Agreement, the Warrant Agreement and the Deed of Issue.

“Warrant Agreement” has the meaning set forth in Section 7(a).

“1933 Act” has the meaning set forth in the Recitals.

“1934 Act” means the Securities Exchange Act of 1934, as amended, or any successor statute, and the rules and regulations promulgated thereunder.

2.       Purchase and Sale of the Shares. On the Closing Date, upon the terms and subject to the conditions set forth herein, the Company will issue and sell, and the Investors will purchase, severally and not jointly, the number of Shares set forth opposite the name of the respective Investors under the heading “Number of Shares Purchased” on Schedule 1 attached hereto at a price per Share equal to USD 3.73 pursuant to the execution by the Company of a deed of issue of the Shares under Dutch law substantially in the form attached hereto as Exhibit A (the “Deed of Issue”). As a matter of Dutch law, references in this Agreement to Shares being “sold” and “purchased” (and the corollary usages of those terms) should be understood to mean that Shares are being issued and subscribed for, respectively.

3.       Closing.

3.1.       The closing of the purchase and sale of the Shares pursuant to this Agreement (the “Closing”) shall occur on the date of this Agreement at the offices of NautaDutilh N.V. (Beethovenstraat 400, 1082 PR Amsterdam, the Netherlands), or at such other time and place as may be agreed to by the Company and the Investors (the “Closing Date”). At or prior to the Closing, each Investor shall execute any related agreements or other documents required to be executed hereunder, dated on or before the Closing Date, including but not limited to the Investor Questionnaire in the form attached hereto as Exhibit B (the “Investor Questionnaire”).

3.2.       On the Closing Date, prior to 10:00 A.M. (Central European Time) and prior to the execution by the Company of the Deed of Issue, each Investor shall deliver or cause to be delivered to the Company the Subscription Amount via wire transfer of immediately available funds pursuant to the wire instructions delivered to such Investor by the Company on or prior to the Closing Date. To the extent required, the Company hereby irrevocably consents to payment of the Exercise Price in a currency other than the Euro.

3.3.       At the Closing, subject to receipt by the Company of the Subscription Amount from each Investor as contemplated by Section 3.2, the Company shall issue and deliver or cause to be issued and delivered to each Investor a number of Shares in the amount set forth opposite the name of such Investor under the heading “Number of Shares Purchased” on Schedule 1 attached hereto pursuant to the Deed of Issue. Upon the execution of the Deed of Issue, the Company shall cause the Shares to be recorded in the registers of the Transfer Agent in book entry form.

4.       Representations and Warranties of the Company. The Company hereby represents and warrants to the Investors that, except as otherwise expressly contemplated by the Company’s filings with the SEC (collectively, the “SEC Filings”), which qualify these representations and warranties in their entirety, as of the date hereof:

4.1.       Organization, Good Standing and Qualification. The Company is an entity duly incorporated and validly existing as a public company with limited liability (naamloze vennootschap) under the laws of the Netherlands, with the requisite corporate power and authority to own or lease and use its properties and assets, to execute and deliver the Transaction Documents, to carry out the provisions of the Transaction Documents, to issue and sell the Shares and to carry on its business as presently conducted as described in the SEC Filings. Each of the Company’s Subsidiaries required to be disclosed pursuant to Item 19, Instruction 8 in an exhibit to its annual report on Form 20-F filed with the SEC for the year ended December 31, 2020 (the “Subsidiaries”) is an entity duly incorporated or otherwise organized, validly existing and in good standing (to the extent such concept exists in the relevant jurisdiction) under the laws of the jurisdiction of its incorporation or organization, as applicable, and has all requisite power and authority to carry on its business to own and use its properties. Neither the Company nor any of its Subsidiaries is in violation or default in any material respect of any of the provisions of its respective articles of association, charter, certificate of incorporation, bylaws, limited partnership agreement or other organizational or constitutive documents. Each of the Company and its Subsidiaries is duly qualified to do business as a foreign entity and is in good standing (to the extent such concept exists in the relevant jurisdiction) in each jurisdiction in which the conduct of its business or its ownership or leasing of property makes such qualification necessary, except to the extent any failure to so qualify has not had and would not reasonably be expected to have a Material Adverse Effect.

4.2.       Authorization. The Company has the requisite corporate power and authority and has taken all requisite corporate action necessary for, and no further action on the part of the Company, its officers, managing directors, supervisory directors and shareholders is necessary for, (i) the authorization, execution and delivery of the Transaction Documents, (ii) the authorization of the performance of all obligations of the Company hereunder or thereunder, and (iii) the issuance of the Shares. Each of the Transaction Documents, upon execution and delivery by the Company, assuming due authorization, execution and delivery by the Investors, constitute valid and binding obligations of the Company enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors’ rights, (b) general principles of equity that restrict the availability of equitable remedies and (c) to the extent that the enforceability of indemnification provisions may be limited by applicable laws.

4.3.       Capitalization. As of the date hereof (a) Company’s issued share capital consists of 22,587,136 Common Shares (none of which are held by the Company or any of its Subsidiaries) and (b) all of the issued and outstanding Common Shares have been duly authorized and validly issued and are fully paid-up (volgestort), and none of such securities were issued in violation of any pre-emptive rights and such securities were issued in compliance in all material respects with applicable Dutch laws and U.S. state and federal securities law and any rights of third parties. Except under incentive plans disclosed in the SEC Filings and as contemplated by the Transaction Documents, there are no outstanding warrants, options, convertible securities or other rights, agreements or arrangements of any character under which the Company is or may be obligated to issue any equity securities of any kind.

4.4.       Valid Issuance. Upon the execution of the Deed of Issue, the Shares will be duly and validly issued, free and clear of all encumbrances and restrictions (other than those created by the Investors), except for restrictions on transfer set forth in the Registration Rights Agreement or imposed by applicable law. Upon the execution of the Deed of Issue and when paid for pursuant to this Agreement, the Shares will be fully paid and non-assessable.

4.5.       Consents. The execution, delivery and performance by the Company of the Transaction Documents and the offer, issuance and sale of the Shares by the Company to each Investor hereunder require no consent of, action by or in respect of, or filing with, any Person, governmental body, agency, or official other than filings that have been made pursuant to applicable U.S. state securities laws and post-sale filings pursuant to applicable U.S. state and federal securities laws and the rules and regulations of Nasdaq, which the Company undertakes to file within the applicable time periods.

4.6.       Delivery of SEC Filings. True and complete copies of the SEC Filings have been made available by the Company to the Investors through the Electronic Data Gathering, Analysis, and Retrieval system (the “EDGAR System”) (other than any information for which the Company has received confidential treatment from the SEC).

4.7.       No Material Adverse Effect. Since September 30, 2021, except as specifically set forth in a subsequent SEC Filing or pursuant to the Oxford Financing, there has not been:

(i)       any change in the assets, liabilities, financial condition or operating results of the Company from that reflected in the financial statements filed as Exhibit 99.1 to the Company’s Report on Form 6-K for the three months ended September 30, 2021 (filed with the SEC on November 24, 2021), except for changes in the ordinary course of business which have not had and would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect;

(ii)       any declaration or payment by the Company of any dividend, or any authorization or payment by the Company of any distribution, on any of the shares of the Company, or any redemption, cancellation or repurchase by the Company of any securities of the Company;

(iii)       any material damage, destruction or loss, whether or not covered by insurance, to any assets or properties of the Company;

(iv)       any waiver, not in the ordinary course of business, by the Company of a material right or of a material debt owed to it;

(v)       any satisfaction or discharge of a material lien, claim or encumbrance or payment of any obligation by the Company, except in the ordinary course of business;

(vi)       any change or amendment to the Company’s Articles of Association, or termination of or material amendment to any contract of the Company that the Company is required to file with the SEC pursuant to Item 19, Instruction 4 of Form 20-F;

(vii)       any material transaction entered into by the Company other than in the ordinary course of business; or

(viii)       any other event or condition that, to the Company’s Knowledge, has had or would reasonably be expected to have a Material Adverse Effect.

4.8.       SEC Filings. The Company has filed all reports, schedules, forms, statements and other documents required to be filed by the Company under 1933 Act and the 1934 Act for the one year preceding the date hereof (or such shorter period as the Company was required by law or regulation to file such material). At the time of filing thereof, such SEC Filings complied as to form in all material respects with the requirements of the 1933 Act or 1934 Act, as applicable, and, as of their respective dates, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

4.9.       No Conflict, Breach, Violation or Default. The execution, delivery and performance of the Transaction Documents by the Company and the issuance and sale of the Shares in accordance with the provisions thereof will not (i) conflict with or result in a breach or violation of (a) any of the terms and provisions of, or constitute a default under, the Company’s Articles of Association as in effect on the date hereof, or (b) assuming the accuracy of the representations and warranties in Section 5, any applicable statute, rule, regulation or order of any governmental agency or body or any court, domestic or foreign, having jurisdiction over the Company or its Subsidiaries, or any of their assets or properties, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any lien, encumbrance or other adverse claim upon any of the properties or assets of the Company or its Subsidiaries or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any Material Contract except, in the case of clauses (i)(b) and (ii) only, for such conflicts, breaches, violations and defaults as have not and would not reasonably be expected to have a Material Adverse Effect. This Section does not relate to matters with respect to tax status, which are the subject of Section 4.11, intellectual property, which are the subject of Section 4.14, and environmental laws, which are the subject of Section 4.15.

4.10.       Compliance. The Company is not (i) in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company under), nor has the Company received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (ii) in violation of any judgment, decree or order of any court, arbitrator or governmental body or (iii) in violation of any statute, rule, ordinance or regulation of any governmental authority, including without limitation all foreign, federal, state and local laws relating to taxes, environmental protection, occupational health and safety, product quality and safety and employment and labor matters, except in each case as would not have or reasonably be expected to result in a Material Adverse Effect.

4.11.       Tax Matters. The Company and its Subsidiaries have filed all tax returns required to have been filed by the Company or its Subsidiaries with all appropriate governmental agencies and have paid all taxes shown thereon or otherwise owed by them. There are no material tax liens or claims pending or, to the Company’s Knowledge, threatened against the Company or any of its Subsidiaries or any of their respective material assets or property.

4.12.       Title to Properties. The Company and its Subsidiaries have good and marketable title to all real properties and all other tangible properties and assets owned by them, in each case free from liens, encumbrances and defects, except such as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect; and the Company and its Subsidiaries hold any leased real or personal property under valid, subsisting and enforceable leases with which the Company and its Subsidiaries are in compliance and with no exceptions, except such as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect .

4.13.       Certificates, Authorities and Permits. The Company and its Subsidiaries possess adequate certificates, authorities or permits issued by appropriate governmental agencies or bodies necessary to conduct the business now operated by them, except where failure to so possess would not reasonably be expected to, individually or in the aggregate, result in a Material Adverse Effect. The Company and its Subsidiaries have not received any notice of proceedings relating to the revocation or modification of any such certificate, authority or permit that, if determined adversely to the Company or its Subsidiaries, would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

4.14.       Intellectual Property. The Company and its Subsidiaries own, possess, license or have other rights to use, the patents and patent applications, copyrights, trademarks, service marks, trade names, service names and trade secrets described in the SEC Filings as necessary or material for use in connection with its businesses as currently conducted (collectively, the “Intellectual Property Rights”). There is no pending or, to the Company’s Knowledge, threatened action, suit, proceeding or claim by any Person that the Company’s business or the business of its Subsidiaries as now conducted infringes or otherwise violates any patent, trademark, copyright, trade secret or other proprietary rights of another. To the Company’s Knowledge, there is no existing infringement by another Person of any of the Intellectual Property Rights that would have or would reasonably be expected to have a Material Adverse Effect. The Company and its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all of its Intellectual Property Rights, except where failure to do so would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. All material licenses or other material agreements under which the Company is granted rights to Intellectual Property are, to the Company’s Knowledge, in full force and effect and, to the Company’s Knowledge, there is no material default by any other party thereto, except as would not reasonably be expected to have a Material Adverse Effect. The Company has no reason to believe that the licensors under such licenses and other agreements do not have and did not have all requisite power and authority to grant the rights to the Intellectual Property purported to be granted thereby. The consummation of the transactions contemplated hereby and by the other Transaction Documents will not result in the alteration, loss, impairment of or restriction on the Company’s or any of its Subsidiaries’ ownership or right to use any Intellectual Property that is material to the conduct of the Company’s business as currently conducted.

4.15.       Environmental Matters. Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, neither the Company nor any of its Subsidiaries is in violation of any statute, rule, regulation, decision or order of any governmental agency or body or any court, domestic or foreign, relating to the use, disposal or release of hazardous or toxic substances or relating to the protection or restoration of the environment or human exposure to hazardous or toxic substances (collectively, “Environmental Laws”), has released any hazardous substances regulated by Environmental Law on to any real property that it owns or operates, or has received any written notice or claim it is liable for any off-site disposal or contamination pursuant to any Environmental Laws; and to the Company’s Knowledge, there is no pending or threatened investigation that would reasonably be expected to lead to such a claim.

4.16.       Legal Proceedings. There are no legal, governmental or regulatory investigations, actions, suits or proceedings pending to which the Company or any of its Subsidiaries is or may reasonably be expected to become a party or to which any property of the Company is or may reasonably be expected to become the subject that, individually or in the aggregate, if determined adversely to the Company or its Subsidiaries, would reasonably be expected to have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries, nor, to the Company’s Knowledge, any director or officer thereof, is or has been the subject of any action involving a judicially filed claim of violation of or liability under U.S. federal or state securities laws or a judicially filed claim of breach of fiduciary duty. There has not been, and to the Company’s Knowledge, there is not pending, any investigation by the SEC involving the Company or any current or former director or officer of the Company. The SEC has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company or any of its Subsidiaries under the 1933 Act or the 1934 Act.

4.17.       Minimum Consolidated Cash. At 31 December 2021, the Company’s consolidated balance sheet showed an adjusted cash balance at a normal working capital level (including (i) EUR 1,400,000 cash-in-transit and (ii) EUR 6,800,000 accounts receivable) of at least EUR 15,000,000. Such cash balance does not comprise cash that is subject to regulatory, exchange control or tax constraints, such that it cannot be accessed by the Company or its Subsidiaries within thirty (30) calendar days (i.e., trapped cash).

4.18.       Financial Statements. The financial statements included in each SEC Filing comply as to form in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing (or to the extent corrected by a subsequent restatement) and present fairly, in all material respects, the financial position of the Company as of the dates shown and its results of operations and cash flows for the periods shown, subject in the case of unaudited financial statements to normal, immaterial year-end audit adjustments, and such financial statements have been prepared in conformity with International Financing Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) (except as may be disclosed therein or in the notes thereto, and except that the unaudited financial statements may not contain all footnotes required by IFRS).

4.19.       Insurance Coverage. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and each of the Subsidiaries maintain insurance covering their respective properties, operations, personnel and businesses as the Company reasonably deems adequate; the Company reasonably believes such insurance insures against such losses and risks in accordance with customary industry practice to protect the Company and the Subsidiaries and their respective businesses and which is commercially reasonably for the current conduct of its business; all such insurance is fully in force on the date hereof.

4.20.       Compliance with Nasdaq Continued Listing Requirements. The Company is in compliance with applicable Nasdaq continued listing requirements. There are no proceedings pending or, to the Company’s Knowledge, threatened against the Company relating to the continued listing of the Common Shares on Nasdaq and the Company has not received any notice of, nor to the Company’s Knowledge is there any reasonable basis for, the delisting of the Common Shares from Nasdaq.

4.21.       Investment Company. The Company is not required to be registered as, and is not an Affiliate of, and immediately following the Closing will not be required to register as, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

4.22.       Manipulation of Price. The Company has not, and, to the Company’s Knowledge, no Person acting on its behalf has taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Shares.

4.23.       Foreign Private Issuer. The Company is a “foreign private issuer” within the meaning of Rule 405 under the 1933 Act.

4.24.       No Directed Selling Efforts or General Solicitation. Neither the Company nor any of its Subsidiaries nor any Person acting on its behalf has conducted any general solicitation or general advertising (as those terms are used in Regulation D) in connection with the offer or sale of any of the Shares.

4.25.       No Integrated Offering. Neither the Company nor any of its Subsidiaries nor any Person acting on its behalf has, directly or indirectly, made any offers or sales of any security of the Company or solicited any offers to buy any security of the Company, under circumstances that would adversely affect reliance by the Company on Section 4(a)(2) for the exemption from registration for the transactions contemplated hereby or would require registration of the Shares under the 1933 Act.

5.       Representations and Warranties of the Investors. Each of the Investors hereby, severally and not jointly, represents and warrants to the Company that:

5.1.       Organization and Existence. Such Investor is a validly existing corporation, limited partnership or limited liability company and has all requisite corporate, partnership or limited liability company power and authority to enter into and consummate the transactions contemplated by the Transaction Documents and to carry out its obligations hereunder and thereunder, and to invest in the Shares pursuant to this Agreement.

5.2.       Authorization. The execution, delivery and performance by such Investor of the Transaction Documents to which such Investor is a party have been duly authorized and each has been duly executed and when delivered will constitute the valid and legally binding obligation of such Investor, enforceable against such Investor in accordance with their respective terms, except: (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

5.3.       Purchase Entirely for Own Account. The Shares to be received by such Investor hereunder will be acquired for such Investor’s own account, not as nominee or agent, and not with a view to the resale or distribution of any part thereof in violation of the 1933 Act, and such Investor has no present intention of selling, granting any participation in, or otherwise distributing the same in violation of the 1933 Act without prejudice, however, to such Investor’s right at all times to sell or otherwise dispose of all or any part of such Shares in compliance with applicable federal and state securities laws. Nothing contained herein shall be deemed a representation or warranty by Investor to hold the Shares for any period of time. Such Investor is not a broker-dealer registered with the SEC under the 1934 Act or an entity engaged in a business that would require it to be so registered.

5.4.       Investment Experience. Such Investor acknowledges that it can bear the economic risk and complete loss of its investment in the Shares and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment contemplated hereby.

5.5.       Restricted Securities. Such Investor understands that the Shares are characterized as “restricted securities” under the U.S. federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the 1933 Act only in certain limited circumstances.

5.6.       Legends. It is understood that, except as provided below, certificates and book entries evidencing the Shares may bear the following or any similar legend:

“The securities represented hereby have not been registered with the UNITED STATES Securities and Exchange Commission or the securities commission of any state in reliance upon an exemption from registration under the Securities Act of 1933, as amended, and, accordingly, may not be transferred unless (i) such securities have been registered for sale pursuant to the Securities Act of 1933, as amended, (ii) such securities may be sold pursuant to Rule 144, or (iii) the Company has received an opinion of counsel reasonably satisfactory to it that such transfer may lawfully be made without registration under the Securities Act of 1933, as amended. These securities are subject to transfer and other restrictions set forth in a SECURITIES Purchase Agreement, dated JANUARY 31, 2022, copies of which are on file with the Company. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.”

If required by the authorities of any U.S. state in connection with the issuance of sale of the Shares, the legend required by such state authority.

5.7.       Accredited Investor. At the time such Investor was offered the Shares, it was and, as of the date hereof, such Investor is an “accredited investor” within the meaning of Rule 501 under the 1933 Act and has executed and delivered to the Company its Investor Questionnaire, which such Investor hereby represents and warrants is true, correct and complete as of each such time and date. Such investor is a sophisticated institutional investor with sufficient knowledge, sophistication and experience in business, including transactions involving private placements in public equity, to properly evaluate the risks and merits of its purchase of the Shares. Such Investor has determined based on its own independent review and such professional advice as it deems appropriate that its purchase of the Shares and participation in the transactions contemplated by the Transaction Documents (i) are fully consistent with its financial needs, objectives and condition, (ii) comply and are fully consistent with all investment policies, guidelines and other restrictions applicable to such Investor, (iii) have been duly authorized and approved by all necessary action, (iv) do not and will not violate or constitute a default under such Investor’s charter, bylaws or other constituent document or under any law, rule, regulation, agreement or other obligation by which such Investor is bound and (v) are a fit, proper and suitable investment for such Investor, notwithstanding the substantial risks inherent in investing in or holding the Shares.

5.8.       No General Solicitation. Such Investor did not learn of the investment in the Shares as a result of any general solicitation or general advertising.

5.9.       No Government Recommendation or Approval. Such Investor understands that no U.S. federal or state agency, or similar agency of any other country, has reviewed, approved, passed upon, or made any recommendation or endorsement of the Company or the purchase of the Shares.

5.10.       No Intent to Effect a Change of Control; Ownership. Such Investor has no present intent to effect a “change of control” of the Company as such term is understood under the rules promulgated pursuant to Section 13(d) of the 1934 Act and under the rules of Nasdaq.

5.11.       No Conflicts. The execution, delivery and performance by such Investor of the Transaction Documents and the consummation by such Investor of the transactions contemplated hereby and thereby will not (i) result in a violation of the organizational documents of such Investor or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which such Investor is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws) applicable to such Investor, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of such Investor to perform its obligations hereunder.

5.12.        No Rule 506 Disqualifying Activities. Such Investor has not taken any of the actions set forth in, and is not subject to, the disqualification provisions of Rule 506(d)(1) of the 1933 Act.

The Company acknowledges and agrees that the representations contained in this Section 5 shall not modify, amend or affect such Investor’s right to rely on the Company’s representations and warranties contained in this Agreement or any representations and warranties contained in any other Transaction Document or any other document or instrument executed and/or delivered in connection with this Agreement or the consummation of the transactions contemplated hereby.

6.       Conditions to Closing.

6.1.       Conditions to the Investors’ Obligations. The obligation of each Investor to purchase Shares at the Closing is subject to the fulfillment to such Investor’s satisfaction, on or prior to the Closing Date, of the following conditions, any of which may be waived by such Investor (as to itself only):

(a)       The representations and warranties made by the Company in Section 4 hereof shall be true and correct in all material respects as of the date hereof and on the Closing Date, except to the extent any such representation or warranty expressly speaks as of an earlier date, in which case such representation or warranty shall be true and correct as of such earlier date. The Company shall have performed in all material respects all obligations and covenants herein required to be performed by it on or prior to the Closing Date.

(b)       No judgment, writ, order, injunction, award or decree of or by any court, or judge, justice or magistrate, including any bankruptcy court or judge, or any order of or by any governmental authority, shall have been issued, and no action or proceeding shall have been instituted by any governmental authority, enjoining or preventing the consummation of the transactions contemplated hereby or in the other Transaction Documents.

(c)       No stop order or suspension of trading shall have been imposed by Nasdaq, the SEC or any other governmental or regulatory body with respect to public trading in the Common Shares.

6.2.       Conditions to Obligations of the Company. The Company’s obligation to sell and issue Shares at the Closing is subject to the fulfillment to the satisfaction of the Company on or prior to the Closing Date of the following conditions, any of which may be waived by the Company:

(a)       The representations and warranties made by the Investors in Section 5 hereof shall be true and correct in all material respects as of the Closing Date. The Investors shall have performed in all material respects all obligations and covenants herein required to be performed by them on or prior to the Closing Date.

(b)       Each Investor shall have executed and delivered to the Company an Investor Questionnaire.

(c)       Each Investor shall have paid in full its Subscription Amount to the Company.

7.       Undertakings. As an inducement for the Investors to enter into this Agreement, the Company undertakes the following towards the Investors:

(a)       at Closing, the Company and the Investors shall enter into a warrant agreement substantially in the form attached hereto as Exhibit C (the “Warrant Agreement”);

(b)       at Closing, the Company shall consummate the Oxford Financing;

(c)       [***];

(d)       [***]; and

(e)       [***].

8.       Survival and Indemnification.

8.1.       Survival. The representations, warranties, covenants, and agreements contained in this Agreement shall survive the Closing for a period of three hundred sixty five (365) days after the date hereof and thereafter shall have no further force and effect.

8.2.       Indemnification by the Company. The Company agrees to indemnify and hold harmless each of the Investors against any losses, claims, damages, liabilities or expenses, joint or several, to which such Investor may become subject (including in settlement of any litigation, if such settlement is effected with the written consent of the Company), insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof as contemplated below) arise out of or are based in whole or in part on the inaccuracy in the representations and warranties of the Company contained in this Agreement or the failure of the Company to perform its obligations hereunder, and will reimburse each Investor for legal and other documented expenses reasonably incurred by such Investor in connection with investigating, defending, settling, compromising or paying such loss, claim, damage, liability, expense or action; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage, liability or expense arises out of or is based upon (i) the failure of such Investor to comply with the covenants and agreements contained herein, or (ii) the inaccuracy of any representations made by such Investor herein; provided further, that the Company’s liability under this Section 8.2 towards an Investor shall never exceed the Subscription Amount payable by the relevant Investor pursuant to this Agreement.

8.3.       Indemnification by Investors. Each Investor shall severally, and not jointly, indemnify and hold harmless the Company against any losses, claims, damages, liabilities or expenses to which the Company may become subject, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof as contemplated below) arise out of or are based upon (i) any failure by such Investor to comply with the covenants and agreements contained herein or (ii) the inaccuracy of any representation made by such Investor herein, and will reimburse the Company for any legal and other documented expense reasonably incurred, as such expenses are reasonably incurred by the Company in connection with investigating, defending, settling, compromising or paying any such loss, claim, damage, liability, expense or action, provided, however, that the foregoing indemnity shall not apply to any damages which resulted from a breach of any of the Company’s representations, warranties, covenants or agreements contained in this Agreement or other Transaction Documents; provided further, that an Investor’s liability under this Section 8.3 towards the Company shall never exceed the Subscription Amount payable by that Investor pursuant to this Agreement.

8.4.       Indemnification Procedure. Promptly after any Investor or the Company (hereinafter, the “Indemnified Party”) has received notice of any indemnifiable claim hereunder, or the commencement of any action, suit or proceeding by a third Person, which the Indemnified Party believes in good faith is an indemnifiable claim under this Agreement, the Indemnified Party shall give the indemnitor hereunder (the “Indemnifying Party”) written notice of such claim or the commencement of such action, suit or proceeding, but failure to so notify the Indemnifying Party will not relieve the Indemnifying Party from any liability it may have to such Indemnified Party hereunder except to the extent that the Indemnifying Party is materially prejudiced by such failure. Such notice shall state the nature and the basis of such claim to the extent then known. The Indemnifying Party shall have the right to defend and settle, at its own expense and by its own counsel who shall be reasonably acceptable to the Indemnified Party, any such matter as long as the Indemnifying Party pursues the same diligently and in good faith. If the Indemnifying Party undertakes to defend or settle, it shall promptly notify the Indemnified Party of its intention to do so, and the Indemnified Party shall cooperate with the Indemnifying Party and its counsel in all commercially reasonable respects in the defense thereof and the settlement thereof. Such cooperation shall include, but shall not be limited to, furnishing the Indemnifying Party with any books, records and other information reasonably requested by the Indemnifying Party and in the Indemnified Party’s possession or control. Such cooperation of the Indemnified Party shall be at the cost of the Indemnifying Party. After the Indemnifying Party has notified the Indemnified Party of its intention to undertake to defend or settle any such asserted liability, and for so long as the Indemnifying Party diligently pursues such defense, the Indemnifying Party shall not be liable for any additional legal expenses incurred by the Indemnified Party in connection with any defense or settlement of such asserted liability; provided, however, that the Indemnified Party shall be entitled (a) at its expense, to participate in the defense of such asserted liability and the negotiations of the settlement thereof and (b) if (i) the Indemnifying Party has failed to assume the defense or employ counsel reasonably acceptable to the Indemnified Party or (ii) if the defendants in any such action include both the Indemnified Party and the Indemnifying Party and counsel to the Indemnified Party shall have concluded that there may be reasonable defenses available to the Indemnified Party that are different from or in addition to those available to the Indemnifying Party or if the interests of the Indemnified Party reasonably may be deemed to conflict with the interests of the Indemnifying Party, then the Indemnified Party shall have the right to select a separate counsel and to assume such legal defense and otherwise to participate in the defense of such action, with the expenses and fees of such separate counsel and other expenses related to such participation to be reimbursed by the Indemnifying Party as incurred. Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not settle any indemnified claim without the consent of the Indemnified Party, unless the settlement thereof imposes no liability or obligation on, and includes a complete release from liability of, and does not include any admission of wrongdoing or malfeasance by, the Indemnified Party.

9.       Miscellaneous.

9.1.       Independent Nature of Investors’ Obligations and Rights. The obligations of each Investor under any Transaction Document are several and not joint with the obligations of any other Investor, and no Investor shall be responsible in any way for the performance of the obligations of any other Investor under any Transaction Document. The decision of each Investor to purchase Shares pursuant to the Transaction Documents has been made by such Investor independently of any other Investor. Nothing contained herein or in any Transaction Document, and no action taken by any Investor pursuant thereto, shall be deemed to constitute the Investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. Each Investor acknowledges that no other Investor has acted as agent for such Investor in connection with making its investment hereunder and that no Investor will be acting as agent of such Investor in connection with monitoring its investment in the Shares or enforcing its rights under the Transaction Documents. Each Investor shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement or out of the other Transaction Documents, and it shall not be necessary for any other Investor to be joined as an additional party in any proceeding for such purpose.

9.2.       Successors and Assigns. This Agreement may not be assigned by a party hereto without the prior written consent of the Company or the Investors, as applicable; provided, however, that an Investor may assign its rights and delegate its duties hereunder in whole or in part to an Affiliate without the prior written consent of the Company or the other Investors, provided such assignee agrees in writing to be bound by the provisions hereof that apply to Investors. The provisions of this Agreement shall inure to the benefit of and be binding upon the respective permitted successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective permitted successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

9.3.       Counterparts; Faxes; E-mail. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may also be executed via facsimile or e-mail, which shall be deemed an original.

9.4.       Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

9.5.       Notices. All notices and other communications under this Agreement must be in writing and are deemed duly delivered when (a) delivered if delivered personally or by nationally recognized overnight courier service (costs prepaid), (b) sent by email, or (c) received or rejected by the addressee, if sent by registered mail, return receipt requested; in each case to the following addresses or email addresses and marked to the attention of the individual (by name or title) designated below (or to such other address, email address or individual as a party may designate by notice to the other parties):

If to the Company:

Centogene N.V.

Am Strande 7

18055 Rostock

Germany

Attention: Rene Just, Chief Financial Officer

Email: rene.just@centogene.com

With a copy (which will not constitute notice) to:

NautaDutilh N.V.

Beethovenstraat 400

1082 PR Amsterdam

The Netherlands

Attn: Paul van der Bijl

Email: paul.vanderbijl@nautadutilh.com

Davis Polk & Wardwell London LLP

5, Aldermanbury Square

London EC2V 7HR

United Kingdom

Attention: Leo Borchardt

Email: leo.borchardt@davispolk.com

and

If to the Investors:

to the addresses set forth on the signature pages hereto.

9.6.       Expenses. All costs and expenses associated with the consummation of the transactions contemplated hereby shall be borne by the Company, provided that the Company and each Investor shall bear the costs and expenses of its own legal, financial and other advisors engaged by it.

9.7.       Amendments and Waivers. Any term of this Agreement may be amended or terminated and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and each Investor.

9.8.       Publicity. Except as set forth below, no public release or announcement concerning the transactions contemplated hereby shall be issued by the Investors without the prior written consent of the Company, except as such release or announcement may be required by law or the applicable rules or regulations of any securities exchange or securities market, in which case the relevant Investor(s), to the extent reasonably practicable in the circumstances, shall allow the Company reasonable time to comment on such release or announcement in advance of such issuance.

9.9.       Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof but shall be interpreted as if it were written so as to be enforceable to the maximum extent permitted by applicable law, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by applicable law, the parties hereby waive any provision of law which renders any provision hereof prohibited or unenforceable in any respect.

9.10.       Entire Agreement. This Agreement, including the signature pages, exhibits attached hereto and the other Transaction Documents constitute the entire agreement among the parties hereof with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter hereof and thereof.

9.11.       Further Assurances. The parties shall execute and deliver all such further instruments and documents and take all such other actions as may reasonably be required to carry out the transactions contemplated hereby and to evidence the fulfillment of the agreements herein contained.

9.12.       No rescission, Nullification or Amendment. The parties hereto waive their rights under Sections 6:228 and 6:265 up to and including 6:272 of the Dutch Civil Code to rescind (ontbinden) and/or annul (vernietigen), or demand in legal proceedings the rescission (ontbinding) and/or annulment (vernietiging) in whole or in part of this Agreement, and their rights under Sections 6:230 and 6:258 of the Dutch Civil Code to request in legal proceedings the amendment of this Agreement.

9.13.       Governing Law; Jurisdiction. This Agreement shall be exclusively governed by and construed in accordance with Dutch law. Any matter, claim or dispute arising out of or in connection with this Agreement, whether contractual or non-contractual, is to be governed by and determined in accordance with Dutch law. Any dispute arising out of or in connection with this Agreement, whether contractual or non-contractual, shall be exclusively submitted to the jurisdiction of the competent court in Amsterdam, the Netherlands.

(signature pages follow)

Signature pages to a Securities Purchase Agreement

/s/ Rene Just		/s/ H.V. Weckesser
Centogene N.V.		Centogene N.V.
Name	: R. Just	Name	: H.V. Weckesser
Title	: managing director	Title	: managing director

/s/ Guido Prehn
DPE Deutschland II A GmbH & Co. KG
Name	: Guido Prehn
Title	: managing director

/s/ Guido Prehn
DPE Deutschland II B GmbH & Co. KG
Name	: Guido Prehn
Title	: managing director

TVM Life Science Innovation II SCSp

/s/ Monica Morsch
Name	: Monica Morsch
Title	: Class B Manager

/s/ Ganash Lokanathen
Name	: Ganash Lokanathen
Title	: Class A Manager

/s/ Maxime de Thomaz de Bossierre
CareVentures Fund II S.C.Sp
Name	: Maxime de Thomaz de Bossierre
Title	: authorised signatory for
Careventures Fund II GP S.à r.l.
acting in its capacity as general partner of Careventures Fund II S.C.Sp

Schedule 1 – Investors and Shares

Investors	Number of Shares Purchased	Subscription Amount
DPE Deutschland II A GmbH & Co. KG	1,098,798	EUR 3,679,760
DPE Deutschland II B GmbH & Co. KG	573,395	EUR 1,920,240
TVM Life Science Innovation II SCSp	1,493,029	EUR 5,000,000
Careventures Fund II S.C.Sp	1,313,866	EUR 4,400,000
Totals:	4,479,088	EUR 15,000,000

Exhibit A - Form of Deed of Issue

[circulated separately]

Exhibit B - Form of Investor Questionnaire

To: Centogene N.V.

This Investor Questionnaire (“Questionnaire”) must be completed by each potential investor in connection with the offer and sale of securities (the “Securities”), of Centogene N.V., a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands (the “Company”). The Securities are being offered and sold by the Company without registration under the Securities Act of 1933, as amended (the “Securities Act”), and the securities laws of certain states, in reliance on the exemptions contained in Section 4(a)(2) of the Securities Act and on Regulation D promulgated thereunder and in reliance on similar exemptions under applicable state laws. The Company must determine that a potential investor meets certain suitability requirements before offering or selling the Securities to such investor. The purpose of this Questionnaire is to assure the Company that each investor will meet the applicable suitability requirements. The information supplied by you will be used in determining whether you meet such criteria, and reliance upon the private offering exemptions from registration is based in part on the information herein supplied.

This Questionnaire does not constitute an offer to sell or a solicitation of an offer to buy any security. By signing this Questionnaire, you will be authorizing the Company to provide a completed copy of this Questionnaire to such parties as the Company deems appropriate in order to ensure that the offer and sale of the Securities will not result in a violation of the Securities Act or the securities laws of any state and that you otherwise satisfy the suitability standards applicable to purchasers of the Securities. All potential investors must answer all applicable questions and complete, date and sign this Questionnaire. Please print or type your responses and attach additional sheets of paper if necessary to complete your answers to any item.

PART A. BACKGROUND INFORMATION

1.	Name of Potential Investor:

2.	Business Address:

3.	Telephone Number:

4.	If a corporation, partnership, limited liability company, trust or other entity:

a.	Type of entity:

b.	State of formation:

c.	Approximate Date of formation:

d.	Telephone Number:

e.	Email:

f.	Social Security or Taxpayer Identification No.:

g.	Were you formed for the purpose of investing in the securities being offered? Yes___ No___

5.	If an individual:

a.	Residence Address:

b.	Telephone Number:

c.	Email:

d.	Age:

e.	Country of citizenship:

f.	Set forth in the space provided below the state(s), if any, in the United States in which you maintained your residence during the past two years and the dates during which you resided in each state:

g.	Are you a director or executive officer of the Company? Yes___ No___

h.	Social Security or Taxpayer Identification No.:

PART B. ACCREDITED INVESTOR QUESTIONNAIRE

Please check the categories applicable to you indicating the basis upon which you qualify as an “accredited investor” for purposes of the Securities Act and Regulation D thereunder.

_____ INDIVIDUAL WITH $200,000 INDIVIDUAL ANNUAL INCOME. I am a natural person and had an individual income in excess of $200,000 in each of the two most recent years and have a reasonable expectation of reaching the same income level in the current year. For these purposes, “income” means annual adjusted gross income, as reported for federal income tax purposes, plus (i) the amount of any tax-exempt interest income received; (ii) the amount of losses claimed as a limited partner in a limited partnership; (iii) any deduction claimed for depletion; (iv) amounts contributed to an IRA or Keogh retirement plan; (v) alimony paid; and (vi) any amount by which income from long-term capital gains has been reduced in arriving at adjusted gross income pursuant to the provisions of Section 1202 of the Internal Revenue Code of 1986, as amended.

_____ INDIVIDUAL WITH $300,000 JOINT ANNUAL INCOME. I am a natural person and had a joint income with my spouse or spousal equivalent in excess of $300,000 in each of the two most recent years and have a reasonable expectation of reaching the same income level in the current year. For these purposes, “income” has the same meaning as set forth in the preceding paragraph.

_____ INDIVIDUAL WITH NET WORTH IN EXCESS OF $1,000,000. I am a natural person and have an individual net worth on the date hereof (or joint net worth with my spouse or spousal equivalent) in excess of $1,000,000. For these purposes, “net worth” means the excess of total assets at fair market value (including personal and real property, but excluding the estimated fair market value of a person’s primary home) over total liabilities. Total liabilities excludes any mortgage on the primary home in an amount of up to the home’s estimated fair market value as long as the mortgage was incurred more than 60 days before the securities offered are purchased, but includes (i) any mortgage amount in excess of the home’s fair market value and (ii) any mortgage amount that was borrowed during the 60-day period before the closing date for the sale of the securities offered for the purpose of investing in the securities offered.

_____ EXECUTIVE OFFICER OR DIRECTOR. I am a natural person and am a director or executive officer of the Company. For these purposes, “executive officer” means the president, any vice president in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy making function.

_____ LICENSED SECURITIES PROFESSIONAL. I hold one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65).

_____ CORPORATIONS, PARTNERSHIPS OR LIMITED LIABILITY COMPANIES. A corporation, Massachusetts or similar business trust, partnership or limited liability company, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000.

_____ REVOCABLE TRUSTS. A trust that is revocable by its grantors and each of whose grantors is an accredited investor. (If this category is checked, please also check the additional category or categories under which the grantor qualifies as an accredited investor).

_____ IRREVOCABLE TRUSTS. A trust, with total assets in excess of $5,000,000, that is not revocable by its grantors and not formed for the specified purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as defined in Rule 506(b)(2)(ii) promulgated under the Securities Act.

_____ FAMILY OFFICE. A “family office,” as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1): (A) with assets under management in excess of $5,000,000, (B) that is not formed for the specific purpose of acquiring the securities offered, and (C) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment.

_____ FAMILY CLIENT. A “family client,” as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in the preceding paragraph and whose prospective investment in the issuer is directed by such family office pursuant to the preceding paragraph.

_____ IRA OR SIMILAR BENEFIT PLAN. An IRA, Keogh or similar benefit plan that covers a natural person who is an accredited investor. (If this category is checked, please also check the additional category or categories under which the natural person covered by the IRA or plan qualifies as an accredited investor).

_____ EMPLOYEE BENEFIT PLAN. An employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, provided that the investment decision is made by a plan fiduciary, as defined in section 3(21) of such act, and the plan fiduciary is either a bank, savings and loan association, insurance company or registered investment adviser or provided that the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, the investment decisions are made solely by persons that are accredited investors (if a self-directed plan with more than one investment account, (1) each participant must maintain a separate investment account within the plan and (2) the funds of the separate investment accounts within the plan must not be commingled).

_____ GOVERNMENT BENEFIT PLAN. A plan established and maintained by a state or its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, with total assets in excess of $5,000,000.

_____ NON-PROFIT ENTITY. An organization described in section 501(c)(3) of the Internal Revenue Code not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000.

_____ OTHER ENTITY. An entity, of a type not listed above, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000.

_____ OTHER INSTITUTIONAL INVESTOR. Check the one that applies:

_____ a bank as defined in section 3(a)(2) of the Securities Act, or a savings and loan association or other institution as defined in section 3(a)(5)(A) of the Securities Act, whether acting in an individual or fiduciary capacity;

_____ a broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934, as amended;

_____ an investment adviser company registered pursuant to section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state;

_____ an investment adviser relying on the exemption from registering with the Commission under section 203(l) or (m) of the Investment Advisers Act of 1940;

_____ an insurance company as defined in section 2(a)(13) of the Securities Act;

_____ an investment company registered under the Investment Company Act of 1940;

_____ a business development company as defined in section 2(a)(48) of the Investment Company Act of 1940;

_____ a Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958;

_____ a Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act; or

_____ a private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940.

_____ ENTITY OWNED ENTIRELY BY ACCREDITED INVESTORS. An entity in which all of the equity owners qualify as accredited investors. (If this category is checked, please also check the additional category or categories under which each equity owner qualifies as an accredited investor).

PART C. BAD ACTOR QUESTIONNAIRE

If your answer to a question is “Yes,” please attach a page with the details surrounding such answer.

1.	Have you been convicted in a criminal proceeding, or are you a named subject of a criminal proceeding which is presently pending (excluding traffic violations and other minor offenses) including, but not limited to, any felony or misdemeanor (i) in connection with the purchase or sale of any security; (ii) involving the making of any false filing with the U.S. Securities and Exchange Commission (the “SEC”), or (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor or paid solicitor of purchasers of securities?

Yes___ No___

2.	Are you subject to any order, judgment or decree entered into within the past five years that restrains or enjoins you from engaging or continuing to engage in any conduct or practice: (i) in connection with the purchase or sale of any security, (ii) involving the making of any false filing with the SEC; or (iii) arising out of the conduct of the business of an underwriter, broker, dealer or municipal securities dealer, investment advisor or paid solicitor of purchasers of securities?

Yes___ No___

3.	Are you subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations, or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the Commodity Futures Trading Commission; or the National Credit Union Administration that (i) on the date hereof, bars you from association with an entity regulated by such commission, authority, agency or officer, engaging in the business of securities, insurance or banking, or engaging in savings association or credit union activities, or (b) constitutes a final order, entered within ten years of the date hereof, that is based on a violation of any law or regulation that prohibits fraudulent, manipulative, or deceptive conduct?

A "final order" is a written directive or declaratory statement issued by any of the regulators listed in this Question 4 under applicable statutory authority that provides for notice and an opportunity for a hearing, which constitutes a final disposition or action by that regulator.

Yes___ No___

4.	Are you subject to an order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act of 1934 (the “Exchange Act”) or Section 203(e) or (f) of the Investment Advisers Act of 1940 that (i) suspends or revokes your registration as a broker, dealer, municipal securities dealer or investment adviser; (ii) places limitations on your activities, functions or operations; or (iii) bars you from being associated with any entity or from participating in the offering of any penny stock?

Yes___ No___

5.	Are you subject to any order of the SEC entered within five years that orders you to cease and desist from committing or causing a violation or future violation of (i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act and Rule 10b-5, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940, or any other rule or regulation thereunder; or (ii) Section 5 of the Securities Act?

Yes___ No___

6.	Have you ever been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

Yes___ No___

7.	Are you the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued in connection with any registration statement or Regulation A offering statement filed with the SEC?

Yes___ No___

8.	Have you filed (as a registrant or issuer), or were or were named as an underwriter in, any registration statement or Regulation A offering statement filed with the SEC that, within the past five years, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption?

Yes___ No___

9.	Are you subject to a United States Postal Service false representation order entered within five years of the date hereof, or are you, on the date hereof, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Yes___ No___

SIGNATURE

The foregoing answers are correctly and fully stated to the best of my knowledge, information and belief after a reasonable investigation.

Date: _______________

If the prospective investor is an individual:	If the prospective investor is an entity:
Signature:	By:
Name:	Name:
Title:

Additional signature block (if required):

Name:
Title:

Exhibit C - Form of Warrant Agreement

[circulated separately]|